[redacted]

09058886

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 02 2009

Washington, DC 110

SEC FILE NUMBER
8- 65688

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Burke Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

~~3060 Peachtree Road, NW, Suite 950~~ (No. and Street)

Atlanta (City) Georgia (State) 30305 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moore Stephens Tiller LLC

(Name – *if individual, state last, first, middle name*)

780 Johnson Ferry Road, Suite 325, Atlanta, Georgia 30342

(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ronald W. Goff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Burke Capital Markets, LLC, as of December, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Ronald W Goff
Signature

Chief Financial Officer
Title

Jeanne M. Fernandez
Notary Public

JEANNE M. FERNANDEZ NOTARY EXPIRES GEORGIA JUNE 22, 2010 PUBLIC COBB COUNTY

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Burke Capital Markets, LLC

Financial Statements

December 31, 2008

CONTENTS

MOORE STEPHENS TILLER LLC
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

Independent Auditor's Report

To the Member of
Burke Capital Markets, LLC
Atlanta, Georgia

We have audited the accompanying statement of financial condition of Burke Capital Markets, LLC as of December 31, 2008 and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Burke Capital Markets, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moore Stephens Tiller LLC

Atlanta, Georgia
February 26, 2009

FINANCIAL STATEMENTS

BURKE CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS

Current Assets	
Cash	$ 16,487
Receivable from clearing organization	456,867
Securities owned, not yet sold, at market value	120,584
Prepaid expense	20,491
Total	$ 614,429

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable	$ 43,094
Securities sold, not yet purchased, at market value	708
Total liabilities	43,802
Member's equity	570,627
Total	$ 614,429

The accompanying notes are an integral part of these financial statements

BURKE CAPITAL MARKETS, LLC

STATEMENT OF INCOME
Year Ended December 31, 2008

Revenues, Income and Gains(Losses)	
Commissions	$ 753,397
Private placement fees	41,637
Trading losses	(311,196)
Interest income	11,542
Dividend income	2,590
Total revenues	497,970
Expenses	
Compensation and related expenses	418,419
Trading, clearance and brokerage fees	119,082
Communications and data processing	105,057
Professional fees	55,162
Occupancy	28,572
Travel and entertainment	27,058
Computer services	21,232
Regulatory assessment fees	12,896
Other expenses	5,366
Advertising	4,332
Office expense	1,651
Total expenses	798,827
Net loss	$ (300,857)

The accompanying notes are an integral part of these financial statements

BURKE CAPITAL MARKETS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2008

Balance at December 31, 2007	$ 871,484
Net loss	(300,857)
Balance at December 31, 2008	$ 570,627

The accompanying notes are an integral part of these financial statements

BURKE CAPITAL MARKETS, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2008

Cash flows from operating activities:	
Net loss	$ (300,857)
Adjustments to reconcile net income(loss) to cash provided by operating activites:	
Change in assets and liabilities:	
Accounts receivable	1,250
Securities owned, not yet sold	1,292,007
Prepaid expenses	(337)
Accounts payable	(2,012)
Receivable/payable to clearing organization	(1,116,096)
Securities sold, not yet purchased	(19,531)
Net decrease in cash and cash equivalents	(145,576)
Cash and cash equivalents, beginning of year	162,063
Cash and cash equivalents, end of year	$ 16,487

The accompanying notes are an integral part of these financial statements

NOTES TO FINANCIAL STATEMENTS
Year Ended December 31, 2008

1. Organization

   A. Background

   Burke Capital Markets, LLC (the "Company") is a Georgia Limited Liability Company operating in Atlanta, Georgia. The Company is wholly owned by Burke Capital Group, LLC (the "Member").

   B. Nature of Operations

   Burke Capital Markets, LLC is an investment banking firm and broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). As an investment banking firm, the Company principally provides a variety of services to regional bank holding companies, community banks, thrifts and other financial institutions. Such services include private equity and debt placements as well as related advisory services. In 2007, The Company expanded its business activities to include making markets in over-the-counter traded stocks, the purchase and sale of securities for customers, and, by utilizing the services of a clearing firm, the acceptance and holding of securities and funds for customers on a fully disclosed basis.

2. Summary of Significant Accounting Policies

   A. Basis of Presentation

   The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for broker and dealers in securities.

   B. Cash Equivalents

   For purposes of the statement of cash flows, the Company considers cash on hand, deposits in banks, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

   C. Securities Transactions

   Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. The commission income and expenses derived from customers' accounts are reported on a trade date basis.

D. Revenue Recognition

Private placement fees are recognized at the time the private placement fees are earned by the Company under the terms of the contracts entered into with the issuer and are generally not recorded until payment is received.

Commission and trading revenues, and related clearing fees, are recorded on a trade-date basis as securities transactions occur.

E. Income Taxes

The Company is a limited liability company ("LLC") that is taxed as a partnership for federal and state income tax purposes. Generally, the taxable income or losses of a partnership is reported by the individual owners of the partnership and the owners are responsible for income tax liabilities or benefits associated with the taxable activities of the partnership. Accordingly, the Company's financial statements do not reflect any provisions for federal or state income taxes.

In June 2006, the FASB issued Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes, an interpretation of FAS Statement No. 109. In December 2008, the Financial Accounting Standards Board (FASB) issued Staff Position No. 48-3 which allows certain non-public enterprises to defer the effective date of FIN 48 to fiscal years beginning after December 15, 2008, and the Company has elected to defer application of FIN 48 in accordance with this provision. The Company is currently evaluating the impacts and disclosures of this interpretation, but does not expect FIN 48 to have a material impact on its reported results of operation or financial condition.

The Company currently evaluates and recognizes tax positions taken or expected to be taken in a tax return based on the relevant statutory authority for the position and on the likelihood of sustaining such a position if challenged by the tax authorities.

F. Use of Estimates

The preparation of the accompanying financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements. Actual results could differ from those estimates.

3. Concentration of Credit Risk

The Company maintains its cash balances in one financial institution located in Atlanta, Georgia. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2008, the Company's cash balances are fully insured.

4. Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities owned and securities sold, not yet purchased ("Security Positions"), consist of corporate stocks and are recorded at market value. At December 31, 2008, the Company's market value of the securities owned was $120,584 which consisted of shares of a single entity.

The Company has sold securities of a single entity that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded a liability of $708 at December 31, 2008 which represents the market value of the securities at such date. The Company is subject to loss if the market price of those securities increases.

5. Payable to Clearing Organization

The Company utilizes a clearing firm, Goldman Sachs Execution & Clearing, L.P. ("GSEC"), to clear its customers' transactions on a fully disclosed basis. GSEC carries the cash and margin accounts of the customers introduced by the Company and accepted by GSEC. The amount payable to the clearing firm is collateralized by cash and securities owned by the Company.

6. Related Party Transactions

The Company reimburses the Member for certain expenses incurred on its behalf, such as health insurance, rent and other expenses. Total expenses reimbursed to the Member totaled approximately $39,145 for 2008. Accounts payable due to the Member at December 31, 2008 is approximately $14,169.

7. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $522,212 which was $422,212 in excess of its required net capital of $100,000. The Company's ratio of net capital to aggregated indebtedness was 8 to 1.

8. Concentration of Revenues

In 2008, the commission income generated from the Company's top two clients accounted for approximately 90% of total commission income. In 2008, all income from private placement fees is generated from one client.

9. Fair Value Measurement

Effective January 1, 2008, the Company adopted FAS No. 157, Fair Value Measurements, which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. FAS No. 157 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company has categorized its financial instruments, based on the priority of inputs to the valuation technique, into a three-level fair value hierarchy. FSP FAS 157-2 delayed the effective date for all nonfinancial assets and liabilities until January 1, 2009, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis.

10. Near-Term Uncertainty as to Nature of Operations

Because of the general downturn in market conditions and the specific negativity in the banking sector in 2008, management curtailed trading operations during 2008 and ceased all market making activity in November 2008. Management is currently contemplating certain actions that could impact the Company's future operations. A summary of the options currently under consideration are:

1. continue the operations under a revised business plan that would eliminate trading and attempt to attract additional sales personnel
2. sell the Company to another party
3. discontinue operations

Management believes that it has the ability to continue as a going concern if its choice is to continue operations. If the Company were to discontinue operations, ownership is committed to support and funding, if required, that would allow for an orderly liquidation of the Company. These financial statements do not give effect to any adjustments which might be required should the Company choose to discontinue operations.

MOORE STEPHENS TILLER LLC
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5

To the Member of
Burke Capital Markets, LLC
Atlanta, Georgia

In planning and performing our audit of the financial statements and supplemental schedules of Burke Capital Markets, LLC (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moore Stephens Tiller LLC

Atlanta, Georgia
February 26, 2009

SUPPLEMENTAL INFORMATION

BURKE CAPITAL MARKETS, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCANGE COMMISION
December 31, 2008

See Independent Auditor's Report

Net Capital

Total equity from statement of financial condition		$ 570,627
Less non-allowable assets:		(20,491)
Net capital before haircuts on securities		550,136
Haircuts on securities:		
Trading and investment securities	18,088	
Undue concentration	9,836	
Total haircuts on securities		27,924
Net capital		$ 522,212

Computation of Basic Net Capital Requirement

Minimum net capital required (6-2/3 % of aggregate indebtedness)	$ 2,873
Minimum net capital required	$ 100,000
Net capital requirement (greater of above two figures)	$ 100,000
Excess net capital	$ 422,212
Excess of net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$ 517,903

Computation of Ratio of Aggregate Indebtedness to Net Capital

Total liabilities (per statement of financial condition)	$ 43,094
Percentage of aggregate indebtedness to net capital	8%

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL WITH THAT OF REGISTRANT

Reconciliation of Net Capital Computation under Rule 17a-5(d)(4) of the Securities and Exchange Act of 1934:

Net Capital, as reported in Company's unaudited Part II of Form X-17A-5	$ 524,362
Increase in accounts payable	(2,118)
Increase in undue concentration	(32)
Net Capital, as reported in Company's audited financial report	$ 522,212

BURKE CAPITAL MARKETS, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
Year Ended December 31, 2008

See Independent Auditor's Report

STATEMENT OF EXEMPTION FROM COMPLIANCE UNDER RULE 15c3-3

The Company is exempt from compliance with Rule 15c3-3 under Section (k) (2) (2) of the Rule. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company was in compliance with the conditions of the exemption as of December 31, 2008.

www.mstiller.com